

04002520

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 7 2004

SEC FILE NUMBER
8- 45109

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01 / 01 / 03___ AND ENDING ___12 / 31 / 03___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Warreden Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

14 West 49th Street, One Rockefeller Plaza
(No. and Street)

New York   NY   10020
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia E Doherty   (212) 332-1500
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David I. Weiss, CPA LLC
(Name – if individual, state last, first, middle name)

469 Seventh Avenue New York NY 10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___FREDERICK C. EHRL___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___CARREDEN GROUP, INC___ , as of ___DECEMBER 31___ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

MARIAN L. KARWATT
Comm# DD0246192
Expires 10/29/2007
Bonded thru (800)432-4254
Florida Notary Assn., Inc

PRESIDENT
Title

___Marian L. Karwatt___
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. EXEMPT
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. EXEMPT
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CARREDEN GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2003

CARREDEN GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

David I. Weiss CPA, PLLC

TAX AND FINANCIAL CONSULTANT
469 SEVENTH AVENUE
NEW YORK, N.Y. 10018

(212) 695-5771
FAX: (212) 629-0293
E-MAIL: DWEISS@DAVIDWEISSCPA.COM

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
CARREDEN GROUP, INC.

We have audited the accompanying statement of financial condition of Carreden Group, Inc. as at December 31, 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carreden Group, Inc. as at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David I. Weiss CPA, PLLC

DAVID I. WEISS CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 19, 2004
New York, New York

CARREDEN GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 155,732
Accounts Receivable (Note 2)	162,111
Interest Receivable	420
Warrants Owed, at Market Value (Note 2)	2,475
Property and Equipment, Net of Accumulated Depreciation of $94,819 (Notes 2 and 3)	12,534
Prepaid Expenses	20,849
Security Deposit	15,718
TOTAL ASSETS	**$ 369,839**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued Expenses	$ 41,847
Taxes Payable Other than Income Taxes	8,878
Deferred Income Tax (Note 2)	1,395
Deferred Reimbursed Expenses	68,825
TOTAL LIABILITIES	**120,945**

COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS' EQUITY	
Common Stock, No Par Value, 1000 Shares Authorized, 100 Shares Issued and Outstanding	25,000
Additional Paid-in Capital	406,361
Retained Earnings (Deficit)	(182,467)
TOTAL STOCKHOLDERS' EQUITY	**248,894**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 369,839**

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES		
Fee Income	$ 1,069,127	
Reimbursed Overhead Expenses	1,444,177	
TOTAL REVENUES		$ 2,513,304
COST OF REVENUES		
Consulting and Referral Fees	1,031,328	
TOTAL COST OF REVENUES		1,031,328
GROSS PROFIT		1,481,976
EXPENSES		
Salaries and Wages	715,780	
Payroll Taxes	41,963	
Promotion and Marketing	56,908	
Travel	96,825	
Professional Fees	20,855	
Depreciation Expense	9,327	
Insurance	112,286	
Office Expense	32,825	
Rent and Utilities	218,572	
Messenger and Delivery	2,777	
Telephone	64,144	
Dues and Subscriptions	5,351	
Automotive Expense	25,459	
Conference Expense	7,754	
Registration and Regulatory Costs	13,315	
Other Expenses	4,760	
TOTAL EXPENSES		1,428,901
NET INCOME BEFORE OTHER INCOME AND (EXPENSE) AND PROVISION FOR INCOME TAXES		53,075
OTHER INCOME (EXPENSE)		
Interest Income	1,723	
Loss on NASD Investment	(825)	
TOTAL OTHER INCOME (EXPENSE)		898
NET INCOME BEFORE PROVISION FOR INCOME TAXES		53,973
PROVISION FOR INCOME TAXES (NOTE 2)		6,319
NET INCOME		$ 47,654

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances - January 1, 2003	$ 25,000	$ 406,361	$(230,121)	$ 201,240
Net Income	-	-	47,654	47,654
Balances - December 31, 2003	$ 25,000	$ 406,361	$(182,467)	$ 248,894

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income		$ 47,654
Adjustments to Reconcile Net Income to		
Net Cash Applied to Operating Activities		
Depreciation Expense	$ 9,327	
Loss on NASD Investment	825	
Changes in Assets and Liabilities:		
Accounts Receivable	(53,681)	
Interest Receivable	173	
Deferred Income Tax	5,629	
Reimbursed Expenses Receivable	9,060	
Prepaid Expenses	(11,810)	
Deferred Reimbursed Expenses	68,825	
Accrued Expenses	(47,875)	
Taxes Payable Other Than Income Taxes	(40,351)	
Income Taxes Payable	(16,924)	
Total Adjustments		(76,802)
Net Cash Applied to Operating Activities		(29,148)

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of Property and Equipment	(1,987)	
Net Cash Applied to Investing Activities		(1,987)

CASH FLOWS FROM FINANCING ACTIVITIES

Net Cash Provided by Financing Activities		-
NET DECREASE IN CASH AND CASH EQUIVALENTS		(31,135)
CASH AND CASH EQUIVALENTS - at January 1, 2003		186,867
CASH AND CASH EQUIVALENTS - at December 31, 2003		$ 155,732

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash Paid During the Year Ended December 31, 2003 for:

Income Taxes	$ 24,905

See Notes to Financial Statements

NOTE 1 - NATURE OF ORGANIZATION

Carreden Group, Inc. (the "Company") is a Delaware corporation formed October 26, 1990, for the purpose of conducting business as a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company also represents corporate clients in a broad range of transactions, including exclusive sale, merger and acquisition, structured finance and specialty advisory assignments.

The Company transacts its business with customers located primarily throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less.

Accounts Receivable: No allowance for doubtful accounts has been provided for based on prior years' experience and management's analysis of possible bad debts.

Property and Equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. Depreciation by this method does not differ materially from the straight-line method over the respective useful lives of the assets.

Warrants Owned: Warrants are valued at quoted market prices with any resulting unrealized gains and losses reflected in the statement of income.

Provision for Income Taxes: For income tax purposes, the stockholders have elected that the Company be treated under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes since the net income of the Company is to be included in the tax returns of the individual stockholders.

State and local income taxes are provided based on statutory rates.

In accordance with the Financial Accounting Standards Board Statement No. 109, the objective of accounting for income taxes is to recognize the amount of current and deferred tax liabilities and assets at the date of the financial statements. Deferred tax liabilities and assets result from timing differences of certain transactions between the amounts reported for financial accounting and income tax purposes. The deferred income taxes prevent the tax effect of these timing differences from distorting income applicable for financial statement reporting. The Company recognizes the tax effects primarily in the treatment of receivables and payables.

CARREDEN GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The components of the provision for corporate income taxes for the year ended December 31, 2003 consisted of the following:

	Federal	State	City	Total
Provision for Current Income Taxes	$ -	$ 100	$ 590	$ 690
Provision for Deferred Income Taxes	-	-	5,629	5,629
Total Provision for Income Taxes	$ -	$ 100	$ 6,219	$ 6,319

Use of Estimates: The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company to makes estimates and assumptions as to the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	Cost
Office Equipment and Furniture and Fixtures	$107,353
Less: Accumulated Depreciation	94,819
Total	$ 12,534

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member organization of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. In accordance with the rule the broker-dealer is required to maintain a minimum net capital of $8,063. At December 31, 2003 the Company had net capital of $34,787, which exceeded its requirement of $8,063 by $26,724.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases space under an agreement expiring August 31, 2007 and reflects these payments as rental expense in the periods to which they relate. The aggregate minimum noncanceled commitment for the leased premises over the remaining term is approximately as follows:

Year	Amount
2004	$ 231,434
2005	231,434
2006	231,434
2007	154,289

SUPPLEMENTARY INFORMATION

CARREDEN GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

STOCKHOLDERS' EQUITY		$ 248,894
DEDUCTIONS AND/OR (CHARGES)		
NONALLOWABLE ASSETS/LIABILITIES		
Accounts Receivable	$ 162,111	
Interest Receivable	420	
Property and Equipment, Net	12,534	
Security Deposit	15,718	
Prepaid Expenses	20,849	
Warrants Owned at Market Value	2,475	
TOTAL DEDUCTIONS AND/OR (CHARGES)		214,107
NET CAPITAL, AS DEFINED		34,787
MINIMUM NET CAPITAL REQUIREMENT, the greater of 6 2/3% of Aggregate Indebtedness, or $5,000		8,063
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 26,724

The difference between the net capital in excess of requirement in the above computation and the computation included in the Company's corresponding unaudited Focus Report Form X-17A-5 Part IIA filing is due to net year-end audit adjustments totaling approximately $1,000.

See Notes to Financial Statements

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Officers and Directors of
CARREDEN GROUP, INC.

In planning and performing our audit of the financial statements and supplemental schedule of Carreden Group, Inc. (the "Company") for the year ended December 31, 2003, we considered internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

To the Officers and Directors of Carreden Group, Inc.
February 19, 2004

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and that, alternatively, greater reliance must be placed on surveillance by management.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Carreden Group, Inc. for the year ended December 31, 2003 and this report does not effect our report thereon dated February 19, 2004. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

To the Officers and Directors of Carreden Group, Inc.
February 19, 2004

This report is intended solely for the information and use of the management of the Company, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

David I. Weiss CPA, PLLC

DAVID I. WEISS CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 19, 2004
New York, New York